AMERICAN EXPRESS CREDIT CORPORATION
                      (a wholly-owned subsidiary of American Express
                         Travel Related Services Company, Inc.)

                                      EXHIBIT 12.1


              COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                         OF AMERICAN EXPRESS CREDIT CORPORATION
                                      (millions)


                         Nine Months
                           Ended
                        September 30,             Year Ended December 31,
                        (Unaudited)
                      --------------------------------------------------------
                      1995      1994       1994   1993    1992    1991    1990
                      ----      ----       ----   ----    ----    ----    ----
Earnings:

Income before
  extraordinary
  charge              $138     $ 98       $139    $137    $138    $174    $191
Income tax provision    74       52         75      64      70      87      99
Interest expense       773      521        736     599     728     946   1,022
                      ----     ----       ----    ----    ----   -----   -----
Total earnings        $985     $671       $950    $800    $936  $1,207  $1,312
                      ====     ====       ====    ====    ====   =====   =====

Fixed charges -
  interest expense    $773     $521       $736    $599    $728    $946  $1,022
                      ====     ====       ====    ====    ====   =====   =====

Ratio of earnings
  to fixed charges    1.27     1.29       1.29    1.34*   1.29    1.28    1.28


  Note: Gross rentals on long-term leases were minimal in amount in each of the periods shown.

        * The ratio of earnings to fixed charges calculated in accordance with the Receivables Agreements after the impact of the extraordinary charges of $34 million (pretax) was 1.28.
















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